EXHIBIT 99.2

News Release dated July 29, 2015, Suncor Energy reports second quarter 2015 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports second quarter 2015 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (cash flow from operations, operating earnings, Oil Sands cash operating costs and free cash flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations, production and cash operating costs exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (July 29, 2015) – “Suncor generated strong cash flows in excess of $2.1 billion during the second quarter of 2015, more than enough to fund our capital requirements and our dividend,” said Steve Williams, president and chief executive officer. “As a result, we are returning more value to shareholders by increasing our dividend and renewing our share buyback program.”

•                 Cash flow from operations of $2.155 billion ($1.49 per common share) versus $2.406 billion ($1.64 per common share) in the prior year quarter, despite a decrease in crude oil benchmarks of over 40%.

•                 Operating earnings of $906 million ($0.63 per common share) and net earnings of $729 million ($0.50 per common share).

•                 Solid refinery utilization and a favourable downstream business environment resulted in Refining and Marketing operating earnings of $631 million.

•                 Production from Oil Sands operations increased by 45,000 barrels per day (bbls/d) from the prior year quarter, to 423,800 bbls/d, despite planned maintenance at Firebag. The increase, combined with lower natural gas prices and a continued focus on cost reduction initiatives, resulted in a further decrease in cash operating costs per barrel to $28.00 for the quarter.

•                 The company’s 2015 capital expenditures outlook has been reduced by $400 million to $5.8 – $6.4 billion as a result of Suncor’s continued focus on capital discipline and cost reduction initiatives.

•                 Suncor’s Board of Directors has approved an increase to the company’s dividend to $0.29 per common share, and the renewal of the share repurchase program, demonstrating the company’s ability to generate cash flows and return value to shareholders.

Financial Results

Suncor Energy Inc. recorded second quarter 2015 operating earnings of $906 million ($0.63 per common share) and cash flow from operations of $2.155 billion ($1.49 per common share), compared to $1.135 billion ($0.77 per common share) and $2.406 billion ($1.64 per common share), respectively, in the prior year quarter, reflecting the lower crude oil price environment. Highlights of the second quarter included increased Oil Sands operations production, a favourable downstream pricing

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environment and solid refinery utilizations. For the twelve months ended June 30, 2015, free cash flow was $795 million, compared to $3.599 billion for the twelve months ended June 30, 2014.

Net earnings were $729 million ($0.50 per common share) in the second quarter of 2015, compared with net earnings of $211 million ($0.14 per common share) in the prior year quarter, which included impairment charges. Net earnings for the second quarter of 2015 included a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate. During the second quarter of 2015, the company also recorded an after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt of $178 million and an after-tax gain of $68 million on the disposal of the company’s share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment. Net earnings in the prior year quarter included after-tax impairment charges of $718 million on the company’s interest in the Joslyn mining project, $297 million against the company’s Libyan assets, and $223 million on various Oil Sands assets, partially offset by an after-tax foreign exchange gain of $282 million.

Operating Results

Suncor’s total upstream production was 559,900 barrels of oil equivalent per day (boe/d) in the second quarter of 2015, compared with 518,400 boe/d in the prior year quarter, due primarily to strong reliability in Oil Sands operations and the continued ramp up of Golden Eagle production in the U.K.

Oil Sands operations production was 423,800 bbls/d in the second quarter of 2015, compared to 378,800 bbls/d in the prior year quarter, primarily due to reliable operations resulting in minimal unplanned maintenance. Planned maintenance at Firebag and at Upgrader 1 was completed during the second quarter of 2015.

Cash operating costs per barrel for Oil Sands operations decreased in the second quarter of 2015 to $28.00/bbl, compared to $34.10/bbl in the prior year quarter, due to increased production and lower costs as a result of lower natural gas prices and a continued focus on cost reduction initiatives.

“As a result of our continued focus on operational excellence, production at Oil Sands operations increased by 45,000 bbls/d,” said Williams. “At the same time, we reduced our absolute operating costs consistent with the commitments we outlined in the first quarter of this year.”

Suncor’s share of Syncrude production was 24,900 bbls/d in the second quarter of 2015, and remained comparable to the prior year’s second quarter production of 24,300 bbls/d as both periods included planned maintenance.

Production volumes in Exploration and Production (E&P) decreased to 111,200 boe/d in the second quarter of 2015, compared to 115,300 boe/d in the prior year quarter, primarily due to a planned turnaround at Terra Nova during the second quarter of 2015 and natural declines at Hibernia and White Rose. These were partially offset by the continued ramp up of production from Golden Eagle. Production in Libya continues to be substantially shut in due to political unrest, with the timing of a return to normal operations remaining uncertain.

During the second quarter of 2015, Refining and Marketing completed planned maintenance at the Edmonton and Sarnia refineries. Average refinery utilization improved to 90% in the second quarter, compared to 85% in the prior year quarter, which included planned maintenance events at the Montreal and Edmonton refineries.

Strategy Update

Suncor continues to focus on safely and reliably operating our assets, and optimizing the value chain through integration. Subsequent to the quarter, the company reached an agreement with TransAlta Corporation (TransAlta) to exchange Suncor’s Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta’s Poplar Creek cogeneration facilities, which provide steam and power to Suncor’s Oil Sands operations.

“The agreement with TransAlta is aligned with our approach of bringing assets that are integral to our operations in-house. As a result of securing the long-term future use of the Poplar Creek cogeneration facilities, we expect to improve efficiency, reliability and profitability,” concluded Williams.

Subsequent to the quarter, Suncor’s Board of Directors approved an increase to the company’s quarterly dividend to $0.29 per common share.

Oil Sands Operations

Oil Sands operations continued work on projects that enhance safety, reliability and environmental performance, including the completion of planned maintenance at Firebag and annual coker maintenance in Upgrader 1. Second quarter spending also included ongoing well pad construction to maintain existing production levels at Firebag and MacKay River.

Oil Sands Ventures

The Fort Hills project remains on schedule with detailed engineering activities 89% complete at the end of the second quarter, while construction activities were 34% complete. Spending during the quarter included engineering, procurement, module fabrication and site construction. The project is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor’s operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter.

Exploration and Production

Golden Eagle production averaged 15,000 boe/d (net) in the second quarter of 2015, as additional wells were brought online. Construction of the Hebron project continued in the second quarter of 2015, with first oil expected in 2017.

Growth capital in East Coast Canada includes field extension projects that leverage existing facilities and infrastructure. First oil was achieved at the South White Rose Extension project during the second quarter of 2015 and drilling activities continue. Growth capital also included spending related to drilling in the North Sea.

Operating Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
(C$ millions)	2015	2014	2015	2014
Net earnings	729	211	388	1 696
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(178)	(282)	762	26
Impact of income tax rate adjustments on deferred taxes(2)	423	—	17	—
Gain on significant disposal(3)	(68)	—	(68)	—
Restructuring charges(4)	—	—	57	—
Insurance proceeds(5)	—	—	(75)
Impairments(6)	—	1 238	—	1 238
Reserves redetermination(7)	—	(32)	—	(32)
Operating earnings(1)	906	1 135	1 081	2 928

(1)          Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated July 29, 2015 (the MD&A.)

(2)          Adjustments to the company’s deferred income taxes from a 12% decrease in the U.K. tax rate on oil and gas profits from the North Sea in the first quarter of 2015, and a 2% increase in the Alberta corporate income tax rate in the second quarter of 2015.

(3)          After-tax gain related to the sale of the company’s share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

(4)          Restructuring charges related to the cost reduction initiatives in the Corporate segment.

(5)          Business interruption proceeds for insurance on the Terra Nova asset in the E&P segment.

(6)          After-tax impairment charges of $718 million on the company’s interest in the Joslyn mining project, $297 million against the company’s Libyan assets, and $223 million related to certain assets in the Oil Sands segment following a review of repurpose options due to previously revised growth strategies.

(7)          Reserves redetermination of 1.2 million barrels of oil receivable related to an interest in a Norwegian asset that Suncor previously owned.

Corporate Guidance

Suncor has updated its 2015 corporate guidance previously issued on April 29, 2015. The changes to the company’s guidance are presented below and are based on year to date results and the company’s latest forecasts.

The outlook range for capital expenditures has been lowered from $6.2 – 6.8 billion to $5.8 – 6.4 billion as non-essential projects have been re-evaluated as part of the company’s cost reduction initiatives and overall approach to capital discipline. The changes are as follows.

Capital Expenditures(1)(2)

	2015 Full Year Outlook April 29, 2015		2015 Full Year Outlook Revised July 29, 2015
(C$ millions)	Capital Expenditures	% Growth Capital	Capital Expenditures	% Growth Capital
Oil Sands operations	2 150 – 2 400	10%	1 950 – 2 200	15%
Oil Sands ventures	1 700 – 1 850	90%	1 700 – 1 850	90%
Oil Sands Total	3 850 – 4 250	45%	3 650 – 4 050	50%
Exploration and Production	1 450 – 1 550	95%	1 250 – 1 350	95%
Refining and Marketing	750 – 800	5%	750 – 800	5%
Corporate	150 – 200	70%	150 – 200	70%
Total	6 200 – 6 800	50%	5 800 – 6 400	55%

The outlook for Suncor’s total production has increased by net 10,000 boe/d to 550,000 – 595,000 boe/d as follows.

	2015 Full Year Outlook April 29, 2015	2015 Full Year Outlook Revised July 29, 2015
Suncor Total Production (boe/d)	540 000 – 585 000	550 000 – 595 000
Oil Sands (bbls/d)	410 000 – 440 000	410 000 – 440 000
Syncrude (bbls/d)	32 000 – 36 000	32 000 – 36 000
Exploration and Production – Canada (boe/d)	53 000 – 58 000	47 000 – 52 000
Exploration and Production – International (boe/d)	45 000 – 51 000	61 000 – 67 000
Sales Assumptions
Oil Sands Sales(3)
Synthetic Crude Oil (bbls/d)	285 000 – 315 000	300 000 – 330 000
Diesel	10%	10%
Sweet	40%	35%
Sour	50%	55%
Bitumen (bbls/d)	120 000 – 140 000	105 000 – 125 000

(1)          Capital expenditures exclude capitalized interest of $350 million – $450 million.

(2)          For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of the MD&A.

(3)          Sales include upgraded Oil Sands synthetic crude oil and bitumen. The lower and upper ranges for these sales categories are not intended to add to the Oil Sands production ranges. The sales ranges reflect the integrated upgrading and bitumen production performance risk.

The outlook for Oil Sands cash operating costs has been reduced from $30.00 – $33.00/bbl to $28.00 – $31.00/bbl. Suncor’s outlook for its Canadian tax rate has changed to 26% – 27% and its International tax rate has changed to 30% – 35%.

For further details and advisories regarding Suncor’s 2015 revised corporate guidance, see suncor.com/guidance.

Normal Course Issuer Bid

Subsequent to June 30, 2015, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor of its intention to renew its normal course issuer bid (the NCIB) to continue to purchase shares under its previously announced buyback program through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. Between July 23, 2014 and December 31, 2014, and pursuant to Suncor’s previously announced normal course issuer bids, Suncor successfully completed the purchase of approximately $897 million worth of its common shares (22,454,976), at a weighted average price of $39.93 per common share. As at July 23, 2015, Suncor had 1,445,849,364 common shares issued and outstanding. Pursuant to the NCIB, Suncor has agreed that it will not purchase more than 43,375,481 common shares, which is equal to approximately 3% of Suncor’s issued and outstanding common shares.

Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (786,498) of the average daily trading volume of Suncor’s common shares on the TSX during any trading day. In the future, Suncor may enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB.

Non-GAAP Financial Measures

Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Cash flow from operations and free cash flow are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.  These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: the expectation that securing the long-term future use of the Poplar Creek cogeneration facilities will improve efficiency, reliability and profitability; Suncor’s growth projects, including: (i) statements around the Fort Hills mining project, which is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor’s operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter; and (ii) statements around Hebron first oil in 2017; and the company’s capital allocation plans, anticipated capital expenditures of $5.8 to $6.4 billion, outlook for production, expected Oil Sands cash operating costs and estimated Canadian and International tax rate.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s MD&A and Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 26, 2015, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or come and See what Yes can do.

A full copy of Suncor’s second quarter 2015 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor’s second quarter results, visit suncor.com/webcasts.

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